SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

PURSUANT TO SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

BLADELOGIC, INC.

(Name of Subject Company)

BLADELOGIC, INC.

 (Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

 (Title of Class of Securities)

09265M102

(CUSIP Number of Class of Securities)

Dev Ittycheria
President and Chief Executive Officer
BladeLogic, Inc.
10 Maguire Road, Building 3
Lexington, Massachusetts 02421
(781) 257-3500

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

James A. Matarese, Esq.
Jeffrey C. Hadden, Esq.
Michael S. Turner, Esq.
Goodwin Procter LLP
Exchange Place
53 State Street
Boston, Massachusetts 02109
(617) 570-1000

☒                       Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

TEXT OF TRANSCRIPT OF BMC SOFTWARE, INC. CONFERENCE
CALL ON MARCH 17, 2008, ENTITLED “BMC SOFTWARE TO
PURCHASE BLADELOGIC”

Moderator: Derrick Vializ
March 17, 2008
7:30 a.m. CT

Operator:  Good morning and thank you for attending this BMC Software and BladeLogic conference call.  Today’s program is being recorded.

At this time, I would like to turn things over to Mr. Derrick Vializ.  Please go ahead, sir.

Derrick Vializ:  Good morning.  Thanks, operator.  Good morning everyone and thank you for joining us on this morning’s conference call.

Joining me today are Bob Beauchamp, BMC president and CEO, here in Houston; and Dev Ittycheria, BladeLogic president and CEO, is participating from Boston.  Also joining us today on the call is Stephen Solcher, senior VP and CFO, and John Gavin, CFO of BladeLogic.

The primary purpose of today’s call is to provide information on BMC Software’s definitive agreement to purchase BladeLogic, which we announced earlier this morning.  Today’s call will focus specifically on this announcement and we will not be discussing any other topics, including the quarterly performance of either company.

 Before we get started, let me remind you that this call is being recorded.  The replay will be available shortly after the conclusion of today’s call and will remain available for at least 90 days.

I also need to read the following legal statements.  This conference call is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities.  The solicitation and the offer to buy shares of BladeLogic’s common stock will only be made pursuant to a tender offer statement on schedule TO, including an offer to purchase and other related materials that Bengal Acquisition Corporation, a wholly-owned subsidiary of BMC Software Inc., intends to file with the Securities and Exchange Commission.

Once filed, BladeLogic’s stockholders should read those materials carefully prior to making any decisions with respect to the offer because they contain important information, including the terms and conditions of the offer.  Once filed, BladeLogic’s stockholders will be able to obtain the tender statement on schedule TO, the offer to purchase and related materials with respect to the offer free of charge at the Web site of the Securities and Exchange Commission at www.sec.gov, from the information agent and dealer manager named in the tender offer materials or from Bengal Acquisition Corporation.

During this conference call, management of BMC and BladeLogic may make forward-looking statements that involve risks and uncertainties and assumptions.  If these prove incorrect, BMC’s results could differ materially from those expressed or implied by such forward-looking statements and assumptions.  All statements, other than statements of historical fact, are statements that could be deemed forward-looking statements, including the expected benefits and cost of the transaction, management plans relating to the transaction, the expected timing of the completion of the transaction, the ability to complete the transaction considering the various closing conditions, and any statements of the plans, strategies and objectives of management for future operations.

Risks, uncertainties and assumptions include the possibility that expected benefits may not materialize as expected, that the transaction may not be completed in a timely fashion, if at all,

that prior to the completion of the transaction BladeLogic’s business may not perform as expected due to transaction-related uncertainty or other factors, that the parties are unable to successfully implement integration strategies and other risks that are described from time to time in BMC’s and BladeLogic’s SEC reports.  BMC assumes no obligation and does not intend to update these forward-looking statements.

With that, let me turn now the call over to Bob Beauchamp.

Bob Beauchamp:  Thank you, Derrick.  Good morning everyone and thank you for joining us on such short notice.  While it’s an exciting day and a strange day in the global markets, this is clearly a very exciting day for BMC, BladeLogic, our industry and our customers.  I’ll keep my prepared remarks brief.  We look forward to sharing additional details with you in the near future.

As you saw in our press release, BMC signed a definitive agreement to acquire BladeLogic for $28 per share in cash or approximately $800 million, net of cash acquired.  BMC and BladeLogic represent a compelling strategic combination, the leader in Business Service Management, BSM, and the fastest-growing company in the fastest-growing IT management segment.  This combination creates an unparalleled solution portfolio that addresses the primary goals of today’s IT organizations, automating critical IT processes and managing IT from a business perspective.

Let’s talk a bit about what this combination will mean.  When completed, this acquisition will add a significant high growth revenue stream to our Company, accelerating BMC’s long-term growth expectations for revenues, earnings, and cash flow.  From a technology standpoint, the combined company will create the clear leader in true service automation.

From a customer standpoint, this combination will deliver the fastest time to value.  We will offer customers a 90 percent improvement in operational efficiency in 90 days through purpose-built solutions linked together by BSM processes and architecture.  Customers that are looking to cut costs and improve availability will look to BMC first.

This acquisition also combines two highly compatible cultures and sales approaches.  As we moved forward toward accomplishing this agreement, we were continually impressed with the technology and the people at BladeLogic.  They’re a lot like us here at BMC.  We have met many customers over the years who spoke powerfully and eloquently of the benefits they receive from using both BMC solutions and those from BladeLogic.  Those benefits are going to even be more powerful now.  We will offer day one customer proven product integration and highly complementary portfolios for maximum customer benefit with no business disruption.

The fact that BMC and BladeLogic’s technologies are complementary with minimal overlaps stands in stark contrast to the overlaps seen in acquisitions by many of our competitors.  In fact, BMC has continually executed a better strategy of transformative acquisitions than our competition.  We have a proven track record of successful acquisitions from Remedy in 2002 to our most recent acquisitions of Emprisa, RealOps and Proactivenet.  Today, all three of these acquisitions are ahead of our integration plans.  Bringing our solutions together in a single company will allow our customers to work with one vendor to deliver the critical infrastructure, applications and service management elements required by today’s most demanding IT organizations.

Five years ago, BMC laid out a blueprint that revolutionized the management of enterprise IT with the announcement and deployment of the Business Service Management platform.  In the fall of 2007, we announced the next major evolution of that strategy with the addition of BMC’s Service Automation Strategy to our roadmap.  With the addition of BladeLogic’s Data Center Automation suite to BSM, we will transform our company and the industry once again.

I would like to let Dev Ittycheria provide his perspective from the BladeLogic vantage point.  Dev, thank you for joining us.

Dev Ittycheria:  Thanks, Bob.  I’m extremely pleased to be participating on this call and’ am particularly excited for our customers and our employees.  We started the BladeLogic business in the summer of 2001 and based upon our firsthand experience, we knew that customers and the industry in general desperately required new management solutions to address the increasing cost, complexity and risk of managing today’s highly complex data center.

To that end, we focused on building next generation data center automation software solutions that enable organizations to easily provision, configure, patch, audit and remediate both physical and virtual servers and applications.  Using our software, our customers have achieved dramatic benefits including reduced data center operating costs, improved service quality and enhanced security and compliance.  Nearly seven years later, we are very proud of what we have accomplished.

In the backdrop of a fairly difficult economic environment and a highly competitive marketplace, BladeLogic has organically grown its business faster, accumulated more customers and delivered better operating performance than any of our competitors.  Based on these results, the marketplace has spoken loudly with strong validation from industry press and the analyst community that BladeLogic is the clear leader of the data center automation market.

We agree with Bob on the rationale for bringing the two companies together.  Both BladeLogic and BMC share an extraordinary DNA level focus on solving customers’ management challenges in the data center.  Moreover, the products of the two companies are very complementary and together they cover all the infrastructure domains and the key data center management functions and will accelerate BMC’s BSM strategy.  With this acquisition, BMC becomes the obvious choice for any IT executive for managing the data center.

I know I speak on behalf of the entire BladeLogic team when I say how excited we are to join BMC.  As part of BMC, we will be able to offer our customers a broader solution that addresses the full range of data center management needs thanks to BMC’s leadership position and service management Remedy, Run Book automation with RealOps, and other products.  We will also greatly benefit from the breadth and depth of BMC’s phenomenal customer relationships which would dramatically reduce our sales cycle time and we will expect to prove to be a force multiplier in revenues.  We are committed to increasing our leadership position in the fastest-growing market in management software.  As for me personally, I look forward to joining Bob’s management team and I’m personally very committed to the current and future success of our combined businesses.

Bob, thanks, back to you.

Bob Beauchamp:  Thank you very much, Dev.  I’d like offer a few financial details before we move on to Q&A.  We expect the transaction to be slightly dilutive to non-GAAP earnings in fiscal 2009 including the write-down of deferred revenues and onetime integration and retention expenses.  We expect the transaction to be accretive to non-GAAP earnings in fiscal 2010.  The acquisition will be — will be conducted by means of a tender offer for all of the outstanding shares of common stock of BladeLogic followed by a second step merger.

The Board of Directors of BladeLogic has unanimously recommended that the stockholders of BladeLogic accept the offer.  The offer, which is accepted — expected to commence within the next ten days, will be subject to customary conditions including regulatory approvals.

With that, I will close by saying that we are very excited about today’s announcement.  We believe that extending our BSM portfolio to include BladeLogic’s market leading Data Center Automation Solutions will enable us to rapidly deliver what today’s CIOs are calling for, an integrated solution for reducing cost and complexity of data center operations and running all operations from a business perspective.  Likewise, we believe that it positions BMC to capitalize on the strong growth in this market and further support our revenue and margin growth objectives.

With that, I’d like to give you the opportunity to ask the questions you may have concerning today’s announcement.  Our time this morning is limited, so we ask that you keep your questions brief and to one question each, please.  Thank you.  Operator?

Operator:  Thank you.  At this time if you do have a question, please signal us by pressing star one on your touch-tone telephone.  Also if you are on a speakerphone, please release the mute function so that your signal will reach us.  Once again, that is star one for questions.  We’ll pause for just a moment.

We will go first to Michael Turits with Raymond James.

Michael Turits:  Hi guys, good morning.  Just anything you can do to quantify the slight dilution, I mean, I figure these guys have a couple of million dollars in EBIT in the next 12 months and it looks like about $30 million in lost interest income.  So, it looks like about a dime to me in your next 12 months, and any color around that, that would be helpful.

Steve Solcher:  Michael, it’s Steve.  You are exactly right.  It’s about 10 cents.  You are looking at plus or minus a penny there, a couple of pennies.  Half of that number is these onetime charges, so that write-down of the deferred revenue, and then the onetime integration and retention cost, so yes…

Michael Turits:  If I was doing that without — just off your income statement, off of getting the 10 cents, so how much more do you expect from that, you figured 10 cents including the write-down?

Steve Solcher:  Including the write-down, so about half of that number excluding those onetime charges.  So, 5 to 6 cents, once you would normalize for those one-offs.

Michael Turits:  OK.  And so, that suggests to me that you’ve got some assumptions about — because I am just pulling off of their income statement, some consensus numbers there.  So that suggests to me that either you have got revenue or cost synergies built into that because if I just combine their expected results ((inaudible)).

Steve Solcher:  That’s correct, it’s both — Michael, we’re looking at both revenue synergies and expense both.  I would say the vast majority of the synergy is centered around revenue, probably two-thirds of the number from the synergy point of view is from revenues, and then a third is from cost synergies.

Michael Turits:  OK.  And then, anything you can tell me about your expected retention plans to keep some of their talent on board?

Bob Beauchamp:  Well, all right.  First, I will tell you that we have met with the senior management and have met individually with each one.  We’ve given them the option to tell us one of three answers; one is that I’d like to leave as soon as is professionally possible; the other one is I’d like to stay on for a set period of time; and the other one is I’m excited about this, I want to join the team, and let’s go for it.  I will tell you that we have got — of the operating executives, it’s a little premature now, we will talk more about this once the deal closes.

But I am extremely happy to tell you that the key operating executives of the company have all said let’s go do this and that they have asked — and they’ve positively reacted to staying on board with BMC.  We of course will have retention plans for many of the key employees across the company and that’s embedded in our cost numbers that we implied in what we just gave you there so that we’ll have both equity and other retention vehicles in the system for lower-level people in the organization to keep them excited.

Operator:  We’ll hear now from Derek Bingham with Goldman Sachs.

Derek Bingham:  Hi gentlemen, congratulations.

Bob Beauchamp:  Thanks, Derek.

Derek Bingham:  Wondered if you could first just give us a sense for what the competitive environment was in this bidding process?

Bob Beauchamp:  Well, as the buyer, we don’t have complete information about the process, obviously.  I’ll give you some brief observations and then ask Dev to comment in a moment.  I can tell you a few things for sure.  First, we have coveted this business for a long time.  In fact, all of our valuations of this technology for as long as we have been looking at this space show that BladeLogic was the best product of its type on the market period.  We were in — convincing them to sell it was not an easy process, it took time.

Second, we know, because we have been told by BladeLogic, that we have not been and were not the only company interested in buying them.  We’re paying a fair price for the best in class business and could not be more excited about this acquisition.  As appropriate, more about the process will be disclosed in the SEC filings.  I believe that will be in about 10 days and that should lay it out for you pretty clearly.  But, let me ask Dev to offer his comments as well.

Dev Ittycheria:  Thanks, Bob.  As Bob mentioned, we were very highly focused on executing our stand-alone strategy when we were approached by BMC, and BMC gave us a very serious acquisition proposal and made a strong case to explore a sale of the business.

The board of BladeLogic decided to explore a sale of the business and we reached out to a group of alternative potential buyers, all of whom had expressed acquisition interest in the past.  Several of the parties who approached expressed interest in the company, we ran a very thorough process, made diligence information available and worked to achieve the most attractive possible transaction for our shareholders.

Ultimately, BMC proposed the most compelling transaction and the board concluded that the sale of the business was in the best interest of our shareholders.

Derek Bingham:  OK and then — thank you very much.  On the accretion-dilution analysis that you set forth, what are your assumptions about closing of the deal, timing?

Bob Beauchamp:  Steve?

Steve Solcher:  Timing wise, we’re looking at probably in the — well, it would probably be in our June quarter, but probably the quickest would be about 45 days and probably the longest is going to be 90 — roughly 90 days.  So, this would occur within the June quarter.

Operator:  We will hear now from Walter Pritchard with Cowen & Company.

Walter Pritchard:  Hi.  Just, Steve, one quick clarification, could you just tell us exactly what the impact is just from the deferred revenue write-down?

Steve Solcher:  It’s going to be about 4 cents.

Walter Pritchard:  OK.  And then just, Bob, around the CMDB story, I know you guys have had a great story there in terms of being able to tell people we have one CMDB, this is our CMDB, and I am just wondering — in contrast to competition, I am just wondering how do you position that for the BladeLogic customers that you, I would imagine, ultimately have to migrate over to Atrium?

Bob Beauchamp:  Yes.  We expect it to be an elegant and seamless integration.  Let me just tell you, they were already — if you recall, or you may not, BladeLogic had a close relationship with RealOps, the Run Book automation acquisition that we made, so that integration is already in place.  So, once they integrate to there, that integrates into the integration we’ve already done with our Atrium CMDB.

They’re also integrated into the remedy change configuration module, which as we said to you at investor day is one of our largest and fastest-growing product lines in BMC, growing at just slightly under 40 percent year-over-year with revenues approaching $50 million for the first three quarters.  It also integrates through that integration into the CMDB.  So, this will be easy to do, plug straight in and there will be no internal arguments, debates about which CMDB, which management system, which service desk, and all of the serious integration issues that we know our competitors are still wrestling with mightily.

Walter Pritchard:  Great, thanks a lot.

Operator:  We will hear now from Kirk Materne with Bank of America.

Kirk Materne:  Yes, thanks very much.  Bob, I realize it’s early on in the process, but do you have any idea how the go-to-market is going to shake out with BladeLogic and the existing BMC salespeople, just in terms of whether they will be comped on being — whether they will be able to cross-sell or you are going to keep them separate for the near-term?

Bob Beauchamp:  Yes, it is a little early, but I can tell you some things for sure.  One is that we are very excited about the sales management at Blade.  The people that run that sales organization were very excited about their sales force.  Our view is that 100 percent of those salespeople will stay on the job, and we will do very little if anything to confuse them.  Certainly, our hope’d be to have no changes in their compensation plans, their territory alignments or any of that through the end of their fiscal year, which is in September, right.

Our model as a much larger company, obviously, is we have the traditional sales pyramid that we discussed in the — in our investor day two weeks ago where we will have client executives who will sell all products across the product line.  They will hook up with BladeLogic specialists, actually more appropriately, service automation specialists.

We’re going to take over $100 million of our product line that today represents our service automation initiative, and we will combine that and put that into the unit called service automation, and BladeLogic will be the centerpiece of that strategy.  So, it will be a significantly larger revenue base.  Their salespeople will be allowed to sell the service automation components, and we’ll have client executives that will sell all of the products across BMC working with specialists.  So, it’s fairly traditional, nothing extraordinary model of large account selling with sales specialists.

Kirk Materne:  Great and then, just one quick question for Steve.  Steve, could you just talk about any impact — you might not able to, but any impact on sort of what will happen with the buyback program post this deal heading into fiscal ‘09?  Is that still going to be progressing at the rate that it’s been going at, or would this deal cause that to pull back a bit?

Steve Solcher:  I would say we will continue to balance our cash flows between the buyback and other growth opportunities.  I think you’re right about thinking about we’ll pull back a little bit.  We used to spend more than free cash flow in a quarter.  We were actually using cash off the balance sheet.  With this acquisition, we’re $900, $800 million lighter in cash, so I would suggest that we would probably pull back a little bit and spend free cash flows from the current periods.

Kirk Materne:  Great, that’s helpful.  Thanks very much.

Bob Beauchamp:  All right.  Well, ladies and gentlemen, I want to again thank you for joining us.  I want to thank Dev and his team.  I will tell you this is a fantastic management team at BladeLogic, one we’re very excited about working with.  We have a very simple integration strategy.  This is — requires no odd behavior to integrate this.  It will plug straight in.

The sales synergies should be remarkable, not only to their product line as we give them the global scale that they’ve been discussing on their earnings calls, but it also gives the entire BSM product line a lift across the board with revenue synergies covering the product line.

So with that, we look forward to updating you again in the future, particularly as soon as this transaction closes.  We’re hoping that happens quickly, as Steve discussed, and we look forward to communicating with you throughout the weeks and months ahead.  Thank you all, again.

Operator:  That concludes today’s conference call.  Thank you all for your participation.  Have a pleasant day.

END

* * *

Additional Information

The tender offer described in this document has not yet commenced, and this document is neither an offer to purchase nor a solicitation of an offer to sell securities. At the time the tender offer is commenced, BMC Software, Inc. will file a tender offer statement with the U.S. Securities and Exchange Commission (the “SEC”). Investors and BladeLogic, Inc.’s security holders are strongly advised to read the tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the related solicitation/recommendation statement that will be filed by BladeLogic, Inc. with the SEC, because they will contain important information. These documents will be available at no charge on the SEC’s Web site at www.sec.gov.

Safe Harbor for Forward-Looking Statements

Statements in this document may contain, in addition to historical information, certain forward-looking statements All statements included in this document concerning activities, events or developments that BMC Software, Inc. and BladeLogic, Inc. expects, believes or anticipates will or may occur in the future are forward-looking statements. Actual results could differ materially from the results discussed in the forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and involve known and unknown risks, uncertainties and other factors that may cause actual results and performance to be materially different from any future results or performance expressed or implied by forward-looking statements, including the risk that the tender offer will not close because of a failure to satisfy one or more of the closing conditions and that BladeLogic, Inc.’s business will have been adversely impacted during the pendency of the tender offer. Additional information on these and other risks, uncertainties and factors is included in BladeLogic, Inc.’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed with the SEC.